[Letterhead]

December 20, 2005

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington , DC 20549

RE:        Norfolk Southern Corporation
              Form 10-K for the year ended December 31, 2004
              Form 10-Q for the periods ended March 31, 2005 , June 30, 2005, and September 30, 2005
              Commission File No. 001-08339

Dear Ms. Cvrkel :

We received your letter to Henry C. Wolf dated December 8, 2005 concerning our   response to your comment letter dated November 4, 2005 .   Where you recommended expanded disclosures, we will do so in our 2005 annual report on Form 10‑K.   Where you requested additional information regarding the Conrail impact (Comment 3), it is provided below.   Additionally, we are providing a more detailed explanation of our rationale for discontinuing the inclusion of Conrail financial statements (Comment 4) and would like the opportunity to discuss this with you or Ms. Erlanger.   We carefully considered this change before we decided that we did not need to file the Conrail financial statements and would appreciate the opportunity to present our case before being required to amend our 2004 Form 10-K.

Additional information requested in Comment 3 (that portion reproduced here in italics):

Please tell us the impact that the reorganization transaction would have had on your income from continuing operations and net income for both 2004 and 2003 had the transaction occurred at the beginning of each of these periods.   Note that if the pro forma impact for either of these periods is material, we continue to believe pro forma information for each of these periods should be provided in accordance with paragraphs 54 and 55 of SFAS No. 141.

The impact that the transaction would have had on our income from continuing operations and net income for each of the periods is $1 million (or 0.1%) in 2004 and $3 million (or 0.7%) in 2003.   We believe these amounts are not material.

Following is a more detailed explanation of our rationale for no longer including Conrail financial statements with our Form 10-K.   Comment 4 states:

Please note that under Rule 3-09, financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule 3-09(a) are satisfied for any of the annual periods presented in the Company's audited financial statements.

We continue to believe that inclusion of Conrail financial statements as an exhibit to our 10-K after the Conrail corporate reorganization is not required in the context of our transaction.   As a backdrop to our discussion, the following table highlights the dramatic change in the magnitude of the investment as shown in the Rule 3-09 significant subsidiary test ($ in millions):

	2002	2003	2004
Investment in Conrail (there being no advances to Conrail)	$ 6,178	$ 6,259	$ 805
Total assets of NS	$ 19,956	$ 20,596	$ 24,750
Percent	31%	30%	3%

Equity in Conrail income from continuing operations before income taxes and cumulative effect of change in accounting principle	$ 65	$ 86	$ 14
NS income from continuing operations before income taxes and cumulative effect of change in accounting principle	$ 706	$ 586	$ 1,302
Percent	9%	15%	1%

The Conrail reorganization was such a significant change in the entity that it is more analogous to a disposition of an investment than to a fluctuation in ownership of the same entity.   Indeed, we considered the PRR assets to be an acquired business as demonstrated by our November 2004 filing on Form 8-K/A of the PRR audited financial statements as required by Rule 3‑ 05( a)(1)( i ) of Regulation S-X:   "Consummation of a business combination accounted for as a purchase…(for purposes of this rule, the term purchase encompasses the purchase of an interest in a business accounted for by the equity method)".   It follows that if we acquired a business as a result of the transaction, then Conrail disposed of a business and is therefore not the same entity.   The reorganization was a disposal of a substantial portion (about 87%) of our investment in Conrail in exchange for the PRR business.   In evaluating the significant subsidiary test, we concluded that our transaction was most similar to a disposal of an investment and therefore would receive the same treatment.   If a company disposes of an investment that had met the significant subsidiary test, we believe that application of Rule 3-09 would not call for the inclusion of financial statements covering periods ending after the date of disposal.   In fact, it might not be possible to obtain those financial statements from the former investee .   Therefore, future Form 10-Ks would not include those subsequent financial statements.

As I mentioned earlier, we attempted to thoughtfully apply not only the letter, but the spirit of Rule 3-09 in our original decision not to include Conrail financial statements with our 2004 Form 10-K.   Our 10-K footnotes already include Conrail's summarized financial statements.   We do not feel that inclusion of detailed financial statements and footnotes for this entity, which is 1% of our income, would be relevant to the readers of our financial statements.   If your schedule permits, I would like to discuss this with you or Ms. Erlanger.   I currently plan to be out of the office from December 26 through January 2; however, I can make arrangements to come into the office during that time to accommodate any time that fits your schedule.   Please call me at your convenience at (757) 629-2765.

Sincerely,

/s/ Marta R. Stewart

Marta R. Stewart

cy :   David R. Goode, Chairman
 Jane Margaret O'Brien, chair, Audit Committee
 Charles W. Moorman, President and CEO
 Henry C. Wolf, Vice Chairman and CFO